

Via U.S. Mail and Facsimile

Mail Stop 4631

October 27, 2009

Valerie A. Garman
President
Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

Re: Garman Cabinet & Millwork, Inc.
Amendment No. 5 to Form S-1
Filed October 21, 2009
File No. 333-157399

Dear Ms. Garman:

   We have reviewed your filing and have the following comment.

Exhibit 23.1

1.   We note your response to comment 6 in our letter dated October 16, 2009. We note that your independent auditor's consent refers to both amendments no. 2 and 5. Please revise so that your independent registered public accounting firm's consent, including its consent to being named as an expert, refers to the registration statement on Form S-1 "as amended" or, in the alternative, to the correct amendment, which in the case of the next amendment is amendment no. 6.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Al Pavot, senior accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, staff attorney, at (202) 551-3345 or Dietrich King, staff attorney, at (202) 551-3338 with any other questions.

                                          Sincerely,

                                          Pamela Long
                                          Assistant Director

cc: Jared Febbroriello (via facsimile 888/608-5705)
           JPF Securities Law, LLC
           19720 Jetton Road, Suite 300
           Cornelius, NC 28031